SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File No. 0-53646

Eagleford Energy Inc. (formerly Eugenic Corp.)
(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Confirmation of Shareholder Mailing dated February 1, 2011 as filed on SEDAR on February 1, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 1, 2011	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

Equity Financial Trust Company	200 University Avenue, Suite 400
Toronto, Ontario, M5H 4H1
T 416.361.0152 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

February 1,, 2011

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	EAGLEFORD ENERGY INC.

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on January 28, 2011.

1.	Proxy

2.	Supplemental Mailing Request Form

3.	Notice of Meeting and Management Information Circular

4.
Management’s Discussion and Analysis of Financial Condition and Operating Results for the year ended August 31, 2010, and Consolidated Financial Statements for the years ended August 31, 2010, 2009 and 2008

5.	Online Voting Insert

6.	Proxy Return Envelope.

Yours Truly,
EQUITY FINANCIAL TRUST COMPANY

/s/ Lori Thompson
Senior Manager, Client Relations
Telephone: 416.361.0930 ext.243
lthompson@equityfinancialtrust.com
c.c. Jenn Javier, Administrator, Client Relations